FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

First quarter 2010

Consolidated relevant figures

  First quarter 2010 consolidated revenues were the equivalent of 24.429 billion pesos, an 18.4% increase compared with the same period a year earlier. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 16.2% in Chile, 12.0% in Colombia, 7.6% in Argentina, 6.3% in Brazil, and 2.0% in Peru.

  At the end of the quarter, there were 19.2 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 17.8% increase compared with the end of March 2009, and a 4.1% increase with respect to the previous quarter.

  In particular, our operations in Brazil accounted for 15.1 million RGUs, representing an 18.8% increase compared with the end of the first quarter 2009 and a 4.3% increase compared with the fourth quarter 2009. Colombia ended the first quarter of 2010 with 2.8 million RGUs, representing a 4.2% increase compared with March 2009 and 2.2% with respect to the fourth quarter of 2009. The rest of the countries closed the first quarter of 2010 with a 46.2% increase in RGUs compared with the year-ago period and a 6.4% increase compared with the previous quarter.

  Consolidated EBITDA(1) for the quarter totaled 6.707 billion pesos, a 39.3% increase compared with the same period of the previous year and a 5.3% increase compared with the previous quarter. Based on local accounting principles and exchange rates of each country, EBITDA increases were 116.1% in Chile, 93.8% in Colombia, 69.0% in Peru, 29.4% in Argentina and 22.7% in Brazil.

  First quarter 2010 operating income totaled 3.115 billion pesos, a 34.9% increase compared with the same period of the previous year.

  First quarter 2010 consolidated majority net income was 1.941 billion pesos, a 17.9% increase compared with the year-earlier period.

  First quarter 2010 EBITDA and operating income margins were 27.5% and 12.8% respectively, compared with 23.3% and 11.2% for the same period a year earlier.

  At the end March 2010, revenues totaled 24.429 billion pesos and EBITDA equaled 6.707 billion pesos, representing 18.4% and 39.3% increases compared with the year-ago period, respectively. Majority net income was 1.941 billion pesos, or a 17.9% increase compared with the end of the first quarter of 2010.

  At the end of the first quarter 2010, total consolidated debt was the equivalent of 2.565 billion dollars. Of total debt, 36.8% was dollar-denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 446 million dollars, or 47.2% of the dollar-denominated debt. Net debt (3) was the equivalent of 1.817 billion dollars.

Relevant Figures

(Million of nominal pesos, unless otherwise indicated)

					%
		3 months 10		3 months 09	Inc.

Revenues	Ps.	24,429	Ps.	20,641	18.4
EBITDA (1)		6,707		4,814	39.3
EBITDA margin (%)		27.5		23.3	4.1
Operating income		3,115		2,309	34.9
Operating margin (%)		12.8		11.2	1.6
Majority income from continuing operations		1,941		1,646	17.9
Earnings per share (pesos)		0.11		0.09	22.2
Earnings per ADR (dollars) (2)		0.17		0.13	30.8
Outstanding shares (millions)		18,012		18,240	(1.3)
Equivalent ADRs (millions) (2)		901		912	(1.3)

  EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

  One ADR represents 20 shares.

  Net debt is defined as total debt less cash, cash equivalents and marketable securities.

The financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Consolidated Results

Revenues: For the quarter, consolidated revenues totaled 24.429 billion pesos, an increase of 18.4% compared with the same period of the previous year. These results reflect year over year increases of 68.2% in pay TV revenues, 32.9% in local services revenues, 29.1% in Internet access revenues, 17.3% in domestic long distance revenues, 13.3% in corporate network revenues as well as a 2.3% decrease in international long distance revenues.

Costs and Expenses: First-quarter costs and expenses totaled 21.314 billion pesos, a 16.3% increase compared with the same period last year. This increase can be explained as follows: gains in customers in Brazil, Colombia, Chile, Argentina and Peru; an increase in network maintenance as well as content, depreciation and amortization costs, particularly in Brazil, related to strong growth in the local telephony and data businesses; finally, an increase in content costs associated with more pay TV customers in Chile, Peru and Brazil.

EBITDA (1) and operating income: For the January-March 2010 period, EBITDA (1) totaled 6.707 billion pesos, a 39.3% increase compared with the same period a year earlier and a 5.3% increase compared with the previous quarter, with a margin of 27.5%. Operating income totaled 3.115 billion pesos with a margin of 12.8%.

Financing cost: First-quarter financing cost was 219 million pesos, or a 14.8% decrease compared with the year-ago quarter. This decrease was due to reduced interest payments as a result of contracting new debt in a more favorable interest rate environment and an increase in interest earned as a result of more short-term investments during the period. These effects were partially offset by unfavorable exchange rate movements during the quarter: The reais appreciated against the US dollar during the first quarter of 2009, generating an exchange rate gain, while the opposite situation occurred during the first quarter 2010, generating an exchange rate loss for the period.

Majority net income: For the January-March 2010 period, majority net income totaled 1.941 billion pesos, a 17.9% increase compared with the same period of the previous year, generating earnings per share equal to 11 Mexican cents. Earnings per ADR (2) were 17 U.S. cents.

Investments: For the past three months, investments totaled the equivalent of 224.8 million dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: For the quarter, 29.3 million pesos were used to repurchase 2.5 million shares of the Company.

Debt: At the end of March 2010, total debt was the equivalent of 2.565 billion dollars, of which 36.8% was dollar-denominated. In order to reduce risk associated with exchange rate fluctuation, as of March 31 2010, hedges were in place for the equivalent of 446 million dollars, or 47.2% of the dollar-denominated debt.

Net debt (3) totaled the equivalent of 1.817 billion dollars.

Income Statements
(Million of nominal pesos)
					%
		3 months 10		3 months 09	Inc.
Revenues
Local	Ps.	4,155	Ps.	3,126	32.9
Domestic long distance		8,300		7,074	17.3
International long distance		836		856	(2.3)
Corporate networks		5,316		4,694	13.3
Internet		2,301		1,783	29.1
Cable TV		1,815		1,079	68.2
Others		1,706		2,029	(15.9)
Total		24,429		20,641	18.4

Costs and Expenses
Cost of sales and services		4,039		3,543	14.0
Commercial, administrative and general		5,689		4,641	22.6
Transport and interconnection		7,994		7,643	4.6
Depreciation and amortization		3,592		2,505	43.4
Total		21,314		18,332	16.3

Operating income		3,115		2,309	34.9

Other (revenues) and expenses, net		50		7.00	614.3

Financing cost
Net interest		112		396	(71.7)
Exchange loss (gain), net		107		(139)	NA
Total		219		257	(14.8)

Equity in results of affiliates		184		192	(4.2)

Income before income tax		3,030		2,237	35.4

Income tax		974		526	85.2

Income before equity in minority interest		2,056		1,711	20.2

Minority interest		(115)		(65)	NA

Majority net income	Ps.	1,941	Ps.	1,646	17.9

EBITDA (1)	Ps.	6,707	Ps.	4,814	39.3

EBITDA margin (%)		27.5		23.3	4.1
Operating margin (%)		12.8		11.2	1.6

NA Not applicable

Balance Sheets
(Million of nominal pesos)

		March 31,		March 31,
		2010		2009
Assets
Cash and short-term investments	Ps.	9,322	Ps.	5,491
Other current assets		26,361		28,359
Plant, property and equipment, net		75,494		64,693
Other assets		33,020		17,522
Goodwill		14,202		17,306
Deferred taxes		5,396		5,572

Total assets	Ps.	163,795	Ps.	138,943

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	12,003	Ps.	16,488
Other current liabilities		22,620		21,593
Long-term debt		19,962		11,081
Employee benefits		2,488		2,342
Deferred taxes		5,633		2,684
Non-current liabilities		4,313		-

Total liabilities		67,019		54,188
Stockholders' equity
Majority stockholders' equity		93,163		82,214
Minority interest		3,613		2,541
Total stockholders’ equity		96,776		84,755
Total liabilities and stockholders’ equity	Ps.	163,795	Ps.	138,943

Statement of cash flows
[ millions of nominal pesos ]
3 months 10
ended
March 31,

Operating activities:

Income before income tax	$3,030

Depreciation and amortization	3,592
Interest expenses	434
Other items not requiring the use of cash	(99)
Total	6,957

Working capital	(2,833)
Net cash flows provided by operating activities	4,124

Investing activities:
Investment in telephone plant	(2,893)
Other investments	(162)
Net cash flows used in investing activities	(3,055)

Cash required before financing activities	1,069

Financing activities:
New loans	5,289
Repayment loans	(6,445)
Dividends paid for subsidiaries	-
Interests paid	(536)
Other items	(155)
Net cash flows used in financing activities	(1,847)

Net decrease in cash and cash equivalents	(778)
Exchange rate difference in cash and cash equivalents	(599)
Cash and cash equivalents at begining of the period	10,699
Cash and cash equivalents at end of the period	$9,322

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the various companies that belong to Telmex International.

Brazil

For the first quarter of 2010, as a result of successful commercial strategies, revenues generated from local access and data services have increased by 16.9% and 7.0% respectively, compared with the same period a year earlier. This growth has allowed the company to reduce its dependency on long distance revenues. Currently, 54.6% of total revenues originate from the following services: local access, data, television Via Embratel, and other services.

Local access services in part have increased as a result of the deployment and use of different solutions to access the network through fiber optic, wireless technology and cable. Similarly, data services have also increased as a result of service integration strategies.

At the end of the first quarter 2010, Net Serviços offered the Net Fone service to 2.7 million customers. This service represents an important growth opportunity given that Net Serviços’s network covers approximately 10.9 million home passed and is 80% bidirectional. This network covers approximately 3.8 million pay TV customers and has 3 million local and broadband access customers.

Revenues: For the quarter, revenues totaled 2.741 billion reais, a 6.3% increase compared with the same quarter a year earlier.

  Local: Revenues totaled 561 million reais, a 16.9% increase compared with the year-earlier period due to a 14.4% increase in the number of lines in service.

  Corporate networks and Internet: Revenues generated by data and Internet access services totaled 765 million reais, a 7.0% increase compared with the year-earlier period. This improvement in part was due to the increase in services for corporate data networks.

  Domestic long distance: Revenues totaled 1.143 billion reais, a 2.2% increase compared with the same period of the previous year.

  International long distance: Revenues totaled 101 million reais, a 16.7% decrease compared with the same period a year earlier. This effect was primarily due to a decrease in international long distance incoming traffic revenue, resulting from the appreciation of the reais against the US dollar. Compared to the previous quarter, international long distance incoming traffic revenue decreased by 1.4%, mostly as a result of seasonal effects.

  Satellite pay TV: The service Via Embratel, which was launched on December 1 2008, reached 79 million reais in sales and 221,051 services at the end of the first quarter of 2010. By the end of the quarter, a total of 441,417 services were installed.

Costs and expenses: For the quarter, costs and expenses totaled 2.325 billion reais, a 4.2% increase compared with the same period a year earlier.

  Transport and interconnection: These costs totaled 1.061 billion reais, an 8.0% decrease compared with the same period in 2009, reflecting reduced third- party local access costs and a decrease of interconnection rates for mobile calls.

  Cost of sales and services: Cost of sales and services totaled 333 million reais, a 6.8% increase compared with the same period in 2009. This increase was due to costs associated with the growth of local service and data businesses.

  Commercial, administrative and general expenses: These expenses totaled 535 million reais, an 18.4 % increase compared with the year-ago period.

  Depreciation and amortization: These expenses totaled 395 million reais, an increase of 26.2% compared with the year-earlier period.

EBITDA (1) and operating income: First quarter EBITDA (1) totaled 811 million reais, an increase of 22.7% compared with the year-earlier period, producing a margin of 29.6%. Operating income totaled 438 million reais, producing an operating margin of 16.0%.

Brazil Operating Indicators
			%
	1Q2010	1Q2009	Inc.

Domestic long distance minutes	4,244	3,697	14.8
(millions)
International long distance minutes	398	431	(7.7)
(millions)
Line equivalents of 64 kbps ( thousands)	6,255	5,004	25.0
Access to local service* (thousands)	6,679	5,836	14.4
* Includes Net Fone Services

Income Statements Brazil
[ millions of historic Brazilian reais]					%
		1Q2010		1Q2009	Inc.
Revenues
Local (A)	$R	561.3	$R	480.0	16.9	$R
Domestic long distance		1,143.0		1,118.0	2.2
International long distance		101.0		121.4	(16.7)
Corporate networks		571.2		540.0	5.8
Internet		193.5		174.7	10.8
Others		170.5		144.1	18.3
Total		2,740.5		2,578.2	6.3

Costs and Expenses
Cost of sales and services		333.1		312.0	6.8
Commercial, administrative and general		535.2		451.9	18.4
Transport and interconnection		1,061.3		1,153.6	(8.0)
Depreciation and amortization		395.5		313.4	26.2
Total		2,325.1		2,230.9	4.2

Equity in results of affiliates		22.4		28.3	(21.0)

Operating income	$R	437.8	$R	375.6	16.6	$R

EBITDA (1)	$R	810.9	$R	660.6	22.7	$R

EBITDA margin (%)		29.6		25.6	4.0
Operating margin (%)		16.0		14.6	1.4

* Higher than 1,000%
(A) Includes Interconnection

Colombia

Colombia’s network currently has 5.1 million home passed, of which 63% are bidirectional. At the end of the first quarter 2010, 2.8 million accesses (RGUs) were in effect, a 4.2% increase compared with the same period of last year. In particular, growth occurred in broadband access and voice up 21.5% and 22.5%, respectively.

In 2010, initiatives in the corporate segments focused on growing the number of services per client and increasing small and medium-sized business customers (SME) through offerings of data services, Internet and telephony. The number of services in these product lines increased 4.8% in data services, 9.2% in Internet services and 32.6% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in increasing the number of services in Internet and telephone lines.

For the period January-March 2010, revenues totaled 308.673 billion Colombian pesos, a 12.0% increase with respect to the same period of the prior year. The increase was mainly due to additional revenues in the voice business, video and Internet generated by the pay TV company customers, as well as growth in operations with several corporate customers.

First-quarter total costs and expenses totaled 293.609 billion Colombian pesos, an increase of 4.4% compared with the same period last year. This increase is primarily due to higher depreciation, amortization and network maintenance costs. The quarter showed reduced costs from content, interconnection, transport, uncollectibles and external services other than maintenance and leasing. EBITDA (1) totaled 83.152 billion Colombian pesos, an increase of 93.8% compared with the same period of the previous year. The EBITDA margin was 26.9%, an increase of 11.3 percentage points compared with the year-earlier period. Operating income was 15.064 billion Colombian pesos. For the same period last year, a 5.694 billion Colombian pesos operating loss was registered.

Income Statement
(millions of Colombian pesos )			%
	1Q2010	1Q2009	Inc.

Revenues	$308,673.4	$275,528.0	12.0
EBITDA	83,152.6	42,914.7	93.8
EBITDA margin (%)	26.9	15.6	11.3
Operating Income	15,064.4	(5,693.8)	(364.6)
Operating margin (%)	4.9	(2.1)	7.0

Chile

At the end of the first quarter 2010 RGUs totaled 699,000, a 41.0% increase compared with the same period of last year.

First-quarter revenues totaled 39.903 billion Chilean pesos, a 16.2% increase compared with the same period of last year. The gains reflected revenue growth generated from pay TV services which increased 25.8% compared with the same period a year ago. Revenues from Internet services increased 70.7%, primarily due to residential market growth. Voice services increased 4.8%, primarily due to a 24.2% increase in local services that follows the residential market growth.

First-quarter costs and expenses totaled 42.769 billion Chilean pesos, 14.1% more than the corresponding year-earlier period. This increase was primarily due to higher cost of sales and services, which rose 30.7%, as a result of higher network maintenance and client costs that supported the increase in networks for new triple-play services, new clients using such services and the traditional services offered. Commercial, administrative and general costs increased 8.5% due to increased new customer acquisition costs in the residential market as well as higher provisions for uncollectibles in this market. EBITDA (1) totaled 6.459 billion Chilean pesos, a 116.1% increase compared with the same period of the previous year, generating a margin of 16.2%. The operations from January to March 2010 generated an operating loss of 2.865 billion Chilean pesos.

Income Statement
(millions of Chilean constant pesos )			%
	1Q2010	1Q2009	Inc.

Revenues	$39,903.4	$34,335.6	16.2
EBITDA	6,459.2	2,989.6	116.1
EBITDA margin (%)	16.2	8.7	7.5
Operating Income	(2,865.3)	(3,144.3)	(8.9)
Operating margin (%)	(7.2)	(9.2)	2.0

Peru

At the end of the quarter, RGUs grew by 60.7% compared with the same period of last year, reaching a total of 328,000 accesses.

First-quarter revenues reached 104.0 million New Soles, a 2.0% increase compared with the same period a year earlier. The increase was due to the following revenue gains: 13.0% from the data business, 31.9% from long distance and a 73.5% from video. These gains where partially offset by revenue decreases in local voice and interconnection as a result of rate reductions.

Costs and expenses decreased by 7.6% compared with the year-earlier quarter. Factors contributing to this decrease were a 13.4% decrease in interconnections and transport costs and a 21.4% sales and services costs. EBITDA (1) totaled 21.3 million New Soles for the period, a 69.0% increase compared with the same period a year ago. The corresponding margin was 20.5%.

Income Statement
(millions of New Soles)			%
	1Q2010	1Q2009	Inc.

Revenues	$104.0	$102.0	2.0
EBITDA	21.3	12.6	69.0
EBITDA margin (%)	20.5	12.4	8.1
Operating Income	(4.6)	(5.2)	(11.5)
Operating margin (%)	(4.4)	(5.1)	0.7

Argentina

First-quarter revenues totaled 153.4 million Argentinean pesos, a 7.6% increase compared with the year-earlier quarter.

In 2010, the strategy in the corporate market was to grow services with existing customers, therefore increasing our value-added services base through strategic alliances with different companies. The strategy for the SME segment focused on promoting continuous growth through a modular offer which includes Internet and telephone lines.

First-quarter operating costs and expenses totaled 148.0 million Argentinean pesos, a 3.4% increase compared with the year-earlier period. The primary contributor was an increase in cost of sales and services of 15.9% associated with network maintenance. Commercial, administrative and general expenses increased by 13.4% as a result of an increase in personnel costs. Interconnection and transport costs decreased by 17.2%, a direct consequence of reduced interconnection minutes sold. EBITDA (1) was 36.5 million Argentinean pesos, a 29.4% increase compared with the same period of 2009. The corresponding margin was 23.8%. Operating income was 5.4 million Argentinean pesos.

Income Statement
(millions of Argentinean pesos)			%
	1Q2010	1Q2009	Inc.

Revenues	$153.4	$142.5	7.6
EBITDA	36.5	28.1	29.9
EBITDA margin (%)	23.8	19.7	4.1
Operating Income	5.3	(0.7)	(857.1)
Operating margin (%)	3.5	(0.5)	3.9

Yellow Pages

The Yellow Pages business is present in Mexico, Argentina, Peru, United States of America and Colombia.

In the first quarter of 2010, consolidated revenues from this business totaled 974 million pesos.

Exchange Rates Local Currency units per mexican Peso

	1Q 10	1Q 09	Var. %

Brazil
EoP	6.9983	6.1903	13.1
Average	7.0925	6.1332	15.6

Colombia
EoP	0.0065	0.0061	5.8
Average	0.0065	0.0061	7.6

Chile
EoP	0.0234	0.0247	(5.4)
Average	0.0248	0.0233	6.4

Peru
EoP	4.3887	4.5339	(3.2)
Average	4.5042	4.4958	0.2

Argentina
EoP	3.2232	3.8860	(17.1)
Average	3.3571	4.0635	(17.4)

United States
EoP	12.4640	14.3317	(13.0)
Average	12.8697	14.3549	(10.3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. De C.V. Press Release First Quarter Highlights 2010